NRx Pharmaceuticals, Inc.

1201 Orange Street, Suite 600

Wilmington, DE 19801

June 24, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Attn: Tyler Howes

Re:	NRx Pharmaceuticals, Inc. Request to Withdraw Registration Statement on Form S-1 Filed November 14, 2024 File No. 333-283220

Dear Mr. Howes:

NRx Pharmaceuticals, Inc. (the “Company”) respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-283220), initially filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2024, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).  The Company has determined to withdraw the Registration Statement and not to pursue the public offering at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact the Company’s legal counsel, Jack Kennedy of Disclosure Law Group, (619) 272-7050.

Very truly yours,

/s/ Jonathan Javitt
Jonathan Javitt
Chairman and Interim Chief Executive Officer

cc:	Jack Kenndy, Disclosure Law Group